Exhibit 21.1
Subsidiaries of Utz Brands, Inc.*

Below is a list of our major subsidiaries as of December 28, 2025, their jurisdictions of incorporation and the name under which they do business. Each is wholly owned unless otherwise noted.

Name	Jurisdiction
Utz Brands Holdings, LLC	Delaware
Utz Quality Foods, LLC	Delaware
UTZTRAN, LLC	Pennsylvania
Heron Holding Corporation	Delaware
Golden Flake Snack Foods, Inc.	Delaware
Inventure Foods, Inc. and its subsidiaries	Delaware
Kitchen Cooked, Inc.	Illinois
Kennedy Endeavors, LLC	Washington
GH Pop Holdings, LLC	Pennsylvania
Condor Snack Foods, LLC	Delaware
Snikiddy, LLC	Delaware
Truco Enterprises, LLC	Texas

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Utz Brands, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.